Mail Stop 4561

September 11, 2008

Mr. Scott Hughes
President and Chief Executive Officer
uVuMobile, Inc.
2160 Satellite Boulevard, Suite 130
Duluth, GA 30097

>            **Re:      uVuMobile, Inc.**
>            **Form 10-K for Fiscal Year Ended December 31, 2007**
>            **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
>            **File No. 000-26809**

Dear Mr. Hughes:

We have reviewed your response letter dated September 9, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A.  Controls and Procedures, page 23

1.      Your proposed disclosure provided in response to prior comment number 1 indicates that your management has designed disclosure controls and procedures that are designed "to cause the material information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 to be recorded, processed, summarized, and reported to the extent applicable within the time periods specified by the Securities and Exchange Commission's rules and forms." Your definition of disclosure controls and procedures is stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" in Exchange Act Rule 13a-15(e). The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is accumulated and communicated

to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please revise your proposed disclosures to fully define disclosure controls and procedures as stated in Exchange Act Rule 13a-15(e) and confirm that you will make similar revisions to all future filings including your periodic reports on Form 10-Q.

2. We note that your response to prior comment number 2 indicates that your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us the factors you considered which support your conclusion and refer to the applicable Commission rules, regulations or other guidance supporting that conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective disclosure controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that your disclosure controls and procedures were effective. Alternatively, please amend your 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year. You should also assess the impact of these deficiencies on any registration statement updating obligations under Section 10(a)(3) of the 1933 Securities Act.

3. Please revise to identify the framework used to evaluate the effectiveness of your internal controls over financial reporting. See Item 308T(a)(2) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Exhibit 31.1 and 31.2

4. Please amend your filing and revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. We also note that paragraphs two and three of the certifications replace the word "report" with "quarterly report." Please revise your certifications to reflect the exact wording in Item 601(b)(31) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant